

07008897

BB 1/16

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

ORCHARD SECURITIES, LLC (formerly Joseph Cameron, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 W CIVIC CENTER DR, SUITE 104
(No. and Street)

SANDY (City) UTAH (State) 84070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN BRADBURN (801) 316-4301
(Area Code – Telephone No.)

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750 (Address) SALT LAKE CITY (City) UTAH (State) 84180-1128 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

AB 1/17

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **KEVIN BRADBURN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ORCHARD SECURITIES, LLC**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



DALYN CASTO
Notary Public
State of Utah
My Comm. Expires Jan 15, 2011
150 W Civic Center Dr Suite 104 Sandy UT

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2).
3. Company is not a consolidated entity.

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
Orchard Securities, LLC
Sandy, Utah

We have audited the accompanying statements of financial condition of Orchard Securities, LLC as of December 31, 2006, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orchard Securities, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, PC

Salt Lake City, Utah
February 22, 2007

ORCHARD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

		2006
ASSETS		
Current Assets		
Cash	$	28,651
Receivables from brokers or dealers		119,056
Other receivables		332
Other assets		650
Total Current Assets		148,689
Goodwill		55,000
Total Assets	$	203,689
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Payables to brokers or dealers		10,106
Accrued expenses and other liabilities		4,960
Total Current Liabilities		15,066
Members' Equity		188,623
Total Liabilities and Stockholder's Equity	$	203,689

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006
Revenues		
Underwriting and selling groups	$	119,056
Total Revenues		119,056
Expenses		
Office overhead and operating		4,444
Compensation and related benefits		4,594
Professional fees		6,137
Licensing and registration		27,008
Other		1,400
Total Expenses		43,583
Net Income	$	75,473

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Membership	
	Units	**Equity**
Balance at December 31, 2005	-	$ -
Paid in Capital	1,000	113,150
Net Income	-	75,473
Balance at December 31, 2006	1,000	$ 188,623

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

		2006
Operating Activities		
Net income	$	75,473
Adjustments to reconcile net income		
to cash flows from operating activities:		
Changes in certain operating assets and liabilities:		
Receivables from bokers or dealers		(119,056)
Accounts payable		10,106
Accrued expenses and other liabilities		4,960
Other operating assets		(982)
Net Cash Provided From Operating Activities		(29,499)
Investing Activities		
Purchase of goodwill		(55,000)
Net Cash Used In Investing Activities		(55,000)
Financing Activities		
Proceeds from capital contributions		113,150
Net Cash Provided From Financing Activities		113,150
Net Change in Cash		28,651
Cash At Beginning of Year		-
Cash At End of Year	$	28,651

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Organization and Description of Business

Orchard Securities, LLC ("Company") was organized as a limited liability company under the laws of the State of Utah on September 27, 2005 to engage in the securities business as a broker-dealer under the Securities Exchange Act of 1933, as amended. It is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission.

The owners of the Company purchased an existing broker-dealer in October 2006, and as an equity contribution, contributed all membership interests in the purchased broker-dealer to the Company. While legally organized in 2005, no business activity occurred until the 4th quarter of 2006. In order to operate as a broker-dealer and to conduct securities business, approval was needed from the NASD and from the State of Utah. The Company received formal approval from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close date of the underlying real estate. The Company does not participate in any proprietary securities transactions.

Cash

Cash consists of bank deposits with a FDIC-insured institution.

Receivables from brokers or dealers

Receivables from brokers or dealers consist of funds derived from the private placement of real estate securities that have been earned but not remitted to the Company. The Company has a receivable from a broker-dealer of which one of the officers is also an officer of the Company.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2006, the Company has deemed no impairment of goodwill for the period ended on this date.

Income Taxes

The Company is taxed as a limited liability company, thus all profits and losses are passed through to the individual members, and accordingly, the Company records no tax provision.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company's financial statements.

Broker/dealers must file a Financial and Operational Combined Uniform Single (FOCUS) report with the SEC. Since SFAS No. 125 *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* issued in 1997, no new accounting pronouncements have been issued that would affect the filing.

Note 3 – Expense Sharing Agreement

The Company has an expense sharing agreement with a broker-dealer. Under the agreement, the broker-dealer pays for the expenses of the Company, with a percentage of those costs, calculated using an agreed-upon ratio, reimbursed back to the broker-dealer. The agreement was in place during 2006 but converted to a month-to-month arrangement for 2007 and is renewable at the end of each month for as long as the two parties agree to the terms. Also included in this agreement is the leasing of office equipment, which is also on a month-to-month basis and cancelable at any time. Total lease expense for office equipment as of December 31, 2006 was $1,000.

Note 4 – Goodwill

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no

tangible assets on the date of the purchase.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2006, the Company had net capital of $13,585 which was $8,585 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

SUPPLEMENTAL INFORMATION

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2006

Total members' equity	$	188,623
Less non-allowable assets:		
Receivables from brokers or dealers		(119,056)
Cash in "Central Registration Depository" account		(650)
Other assets		(55,332)
Net Capital		13,585
Net capital per the FOCUS report dated December 31, 2006		13,585
Difference		-
Aggregate Indebtedness		
Total liabilities	$	15,066
Computation of Basic Net Capital Requirement		
Net capital	$	13,585
Minimum net capital required		5,000
Excess Net Capital	$	8,585
Ratio of Aggregate Indebtedness to Net Capital		1.11 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		1.11 to 1
Difference		-

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board


an independent member of BAKER TILLY INTERNATIONAL

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member and Board of Directors
Orchard Securities, LLC
Sandy, Utah

In planning and performing our audit of the financial statements and supplemental schedules of Orchard Securities, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, PC

Salt Lake City, Utah
February 22, 2007

END